HEALTHWAY SHOPPING NETWORK, INC.
8895 North Military Trail, Suite 203B
Palm Beach Gardens, Florida 33410

December 15, 2010

H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N. E. Washington, D.C. 20549-8561

Re:	Healthway Shopping Network, Inc. (the “Company”)
Registration Statement on Form S-1 (Amendment 4)
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated November 19, 2010, with respect to the above-referenced filing.  For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Prospectus Summary, page 2

1.	We have revised the first sentence in the first paragraph to meet your requirement.

2.	The Prospectus Summary Section has been revised to include additional information concerning the products as to which ones are made by the company and the exclusive products the Company will market.

3.
We have modified our Prospectus Summary to state we have set up a website and have listed the name of that website, www.healthwayshoppingnetwork.com.  Additionally, we have set up a website to our our TV show, www.healthwayshoppingnetwork.tv.

4.	We have removed all qualitative and quantitive comparisions to Amazon and QVC from our prospectus.

           Business, page 12

5.
 We have included the Milestones chart for more detail of tasks completed. We have also included a Sales Forcast and  Proforma chart to this section.  These items will show the sales anticipated, the life cycle of a product, the anticipated percentage margin of profits.

6.
We have removed the bullet point indicating the direct cost of sales of 45% and the gross margin of 55% as that information is found in the Proforma table in more detail.  We have replaced that bullet point with: “Maintain control of our cost of goods sold to keep our gross margins as high as possible” .  Additionally, we have provided more detail for the other bullet points.

Your request that we add the duration of employment for J Curci and C Gary have been done in the “DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS“ section.

HEALTHWAY SHOPPING NETWORK, INC.
8895 North Military Trail, Suite 203B
Palm Beach Gardens, Florida 33410

Employment Agreement:

7.	We have removed the employment agreements as they expired in January 2010 and were not renewed. We have also noted the fact that no employment agreements exist currently throughout the Prospectus.

8.	We have added the Third Party Transaction section as noted on page 29 of the Prospectus:

Related Party Transactions

Gary Capital Group, which is owned by Cleveland Gary, an officer/shareholder, provided services to the Company totaling $35,000. This is shown on the statement of income under organization costs. In addition, Mr. Gary loaned the company $2,196 and as of December 31, 2008, $36,000 is shown on the balance sheet as a shareholder loan. Mr. Gary has loaned an additional $8,766 for the year ending December 31, 2009 as an additional Shareholders loan.

The Company has no employment contracts at this time.

Security Ownership of Certain Beneficial Owners and Mangement

9.	We have corrected the error on page 23 in the footnote reference as follows: “Officers and Directors as a Group (1)

Note 4- Commitments & Contigencies

Going Concern

10.	We have removed any reference to Amazon or QVC as a comparison reference throughout the document.

11.	The financial statements are currently being updated and will be filed when completed.

Undertakings

12.	We have removed all references to “small business issuer”

Signatures

13.	The name of the Company has been revised on the signature page to be consistent with the name as set forth on the registration cover page and prospectus cover page.

14.	Mr. Gary has properly been listed as a director.

HEALTHWAY SHOPPING NETWORK, INC.
8895 North Military Trail, Suite 203B
Palm Beach Gardens, Florida 33410

Exhibit 5.1

15.
A revised copy of W. Marly legal opinion and consent has been attached to the filing with the requested changes.  Additionally, Ms Marly as our legal counsel has been added to the registration statement in the section entitled “Experts”

Should you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/Cleveland Gary

Cleveland Gary,
Chief Executive Officer
Healthway Shopping Network, Inc.